DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

Heerlen (NL), 16 June 2004

DSM Dyneema invests in new production line for fiber for medical applications

DSM Dyneema, producer of the world's strongest fiber, today announced that it has started building a production line for Dyneema® Purity, a high performance fiber for use in medical applications, such as strong orthopedic sutures and other surgical implants. The production line will be located at DSM Dyneema's site in Heerlen, the Netherlands, and will serve the global medical device industry. The new line will come on stream in early 2005.

Christophe Dardel, Director of DSM Dyneema, explains why this investment decision was made: "Immediately after the successful launch of Dyneema® Purity earlier this year, demand from the medical device industry rose strongly, in particular in the United States. In the coming period Dyneema® Purity will also be launched in other markets. Moreover, we will see Dyneema® Purity appear in multiple other biomedical applications, currently under development".

Since Dyneema® Purity is used in medical applications, specific requirements are to be met in its production. To meet these requirements, DSM Dyneema has developed a special version of its proprietary spinning process.

DSM Dyneema

DSM is the inventor and manufacturer of Dyneema®, the world's strongest fiber. Dyneema® is a super strong polyethylene fiber that is widely used wherever security, strength and lightweight are required. It is used in bulletproof armor and in protective clothing for law enforcement agencies and the military. Dyneema® is also a key component in ropes, cables and nets for the fishing, shipping and offshore industries, safety gloves for the metalworking industry and fine threads for sports and medical applications. This remarkable polyethylene fiber is 15 times stronger than steel and, weight-for-weight, is 40 percent stronger than competing aramid fibers. Dyneema® floats on water, and is highly resistant to abrasion, moisture, UV rays and chemicals. As a result, it has an almost unlimited range of applications, providing maximum strength and security for minimum weight. Dyneema® is available as yarn and in sheet-form. It is produced at the company's facilities in Heerlen (the Netherlands) and Greenville, North Carolina (USA).

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Dyneema® Purity is a specially developed, high purity version of the Dyneema® fiber. It is targeted for use in a wide variety of medical devices, especially in orthopedic and cardio-vascular applications. Dyneema® Purity offers a unique steel-like strength in a soft polymeric form, enabling the development of stronger, yet smaller and softer devices.

Due to high demand, production of Dyneema® has been and is being substantially increased. DSM Dyneema is the global product and technology leader in HPPE fibers, providing people with maximum protection and security at minimum weight and inconvenience all over the world. The company currently employs some 300 people. The company also participates in a joint venture with Toyobo (Japan) producing Dyneema in Osaka, mainly for the Japanese market.

DSM
DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). The group has annual sales (pro forma including the recent acquisition - renamed DSM Nutritional Products) of approximately EUR 8 billion and employs in the region of 26,000 people around the world. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (45) 5782421
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com